IMPERIAL METALS CORPORATION

[redacted]

03037013

#82-34714

SEC MAIL PROCESSING
RECEIVED
OCT 30 2003
WASH. D.C.
187

October 20, 2003

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

dlw 10/30

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Drill Results from the Northeast Zone at Mount Polley

Vancouver (October 15, 2003) - Imperial Metals Corporation (III:TSX) reports that 16 diamond drill holes have now been completed in this first round of drilling on the Northeast Zone at Mount Polley.

Assays for holes 4, 5 and 6, which included 102.9 meters grading 1.94% copper, 0.57 g/t gold and 11.71 ppm silver, together with previously reported results for holes 1, 2 and 3 are provided in the following table. A drill and trench plan will be available on the Company's website: *www.imperialmetals.com*.

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71

The newly discovered Northeast zone is approximately 1.5 km northeast from the partially mined Bell pit in a forested area with poor rock exposure.

Based on evidence from the discovery outcrop and recently completed trenching and drilling, the copper, gold and silver mineralization in the Northeast Zone occurs in a hydrothermal breccia that has been intruded by dikes during and after deposition of the mineralization.

This hydothermal breccia has so far been extended to the southeast from diamond drill hole WB03 03 to WB03 15, a distance of approximately 275 metres. The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from the known breccia hosted copper/gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content and lower magnetite. It also appears to be less oxidized but this has yet to be confirmed by assay.

Drilling is now underway on the Springer and Bell deposits pending receipt of all assay results from the initial phase of drilling on the Northeast Zone. Four diamond drill holes are planned for each of the Springer and Bell zones to test the depth extensions of the known mineralization in these zones.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

- 30 -

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration - 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com



IMPERIAL METALS CORPORATION
MT. POLLEY PROPERTY
NORTHEAST ZONE
DRILL AND TRENCH PLAN
October 15, 2003
LEGEND
High grade trench intervals
Trench with assays pending
Diamond drill hole
Completed drill hole - assays pending
METRES
0 10 20 30 40 50
592700E
592800E
592900E
5825500N
5825400N
5825300N
N
TR-1
TR-2
TR-3
TR-4
TR-4A
TR-5
TR-6
TR-7
TR-8
TR-9
TR-10
TR-11
TR-12
TR-13
TR-14
TR-15
TR-16
TR-17
TR-18
WB03 01 (-90)
WB03 02 (-60)
WB03 03 (-60)
WB03 04 (-60)
WB03 05 (-60)
WB03 06 (-60)
WB03 07 (-60)
WB03 08 (-60)
WB03 09 (-50)
WB03 10 (-60)
WB03 11 (-60)
WB03 12 (-50)
WB03 13 (-60)
WB03 14 (-60)
WB03 15 (-60)
WB03 16 (-60)
13 metres of 1.16% Cu and 0.40 g/t Au
66 metres of 1.03% Cu and 0.39 g/t Au
3 metres of 0.79% Cu and 0.27 g/t Au
30 metres of 2.59% Cu and 0.88 g/t Au
9 metres of 1.34% Cu and 0.50 g/t Au
45 metres of 0.69% Cu and 0.30 g/t Au
54 metres of 1.03% Cu and 0.42 g/t Au
15 metres of 1.39% Cu and 0.63 g/t Au
28 metres of 0.94% Cu and 0.63 g/t Au
12 metres of 1.09% Cu and 0.55 g/t Au
Deep overburden (no sample)
46 metres of 0.36% Cu and 0.08 g/t Au
23 metres of 0.62% Cu and 0.18 g/t Au
20 metres of 0.23% Cu and 0.11 g/t Au

IMPERIAL METALS CORPORATION

NEWS RELEASE

Nak Drilling Hits Long Intervals of Copper Mineralization

Vancouver (October 15, 2003) - Imperial Metals Corporation (III:TSX) reports drill results from the Nak Property located near Atlin, British Columbia.

Drilling of nine holes totaling 1,511 metres was completed September 2003. Holes NAK-03-03 through NAK-03-07 intersected widespread copper mineralization in the Joss'alun area, hosted by volcanic stratigraphy of the Cache Creek Group. Copper occurs as stringers, disseminations and pods of mainly chalcopyrite.

Highlights of the program include hole NAK-03-05 with 17.75 metres of 0.94% copper and hole NAK-03-07 with 53.45 metres of 0.34% copper. NAK-03-09, the most easterly drill hole, is thought to have penetrated the volcanic stratigraphy too high up to test the main copper bearing horizon. These results confirm that the volcanic stratigraphy at Nak hosts considerable copper mineralization over a large area and is open along strike in both directions and to depth.

The strength of the system has been reinforced with the discovery of another new showing 2.3 km to the northwest of the main Joss'alun showing called the BOR. Grab samples of structurally hosted chalcopyrite rich veins within a gabbro host returned grades up to 5.11% copper. The gabbro hosting BOR mineralization lies immediately beneath the volcanic package that hosts the bulk of the copper mineralization discovered to date.

Significant drill results are provided in the following table. A drill plan will be available on the Company's website: *www.imperialmetals.com*.

Drill Hole #	Metre Interval			Metre Interval Length	Cu %
NAK-03-03	41.50	-	109.56	68.06	0.21
including	41.50	-	48.40	6.90	0.30
and	60.48	-	109.56	49.08	0.24
and	100.10	-	109.56	9.46	0.87
NAK-03-04	43.79	-	100.82	57.03	0.10
including	65.00	-	93.15	28.15	0.12
	196.83	-	202.84	6.01	0.44
NAK-03-05	19.13	-	36.88	17.75	0.94
including	26.70	-	33.62	6.92	1.15
NAK-03-06	14.46	-	56.55	42.09	0.20
including	23.73	-	39.10	15.37	0.32
and	42.10	-	56.55	14.45	0.20
NAK-03-07	143.38	-	196.83	53.45	0.34
including	143.38	-	151.36	7.98	0.36
and	163.21	-	196.83	33.62	0.41
NAK-03-09	20.45	-	23.60	3.15	1.06

Stephen Robertson, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information. Samples were analyzed by Acme Analytical Laboratories Ltd. in Vancouver, BC.

For further information contact:
Brian Kynoch, President - 604.669.8959; Patrick McAndless, Vice President Exploration - 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com



NAK-03-1
126.5 m
NAK-03-2
86.3 m
1400
1300
Property Boundary
Property Boundary
NAK-03-4
232.3 m
NAK-03-3
201.4 m
NAK-03-5
251.5 m
NAK-03-6
127.1 m
NAK-03-7
227.7 m (vert)
NAK-03-9
111.9 m
NAK-03-8
152.4 m
IMPERIAL METALS CORPORATION
NAK PROJECT
2003 Drillhole Locations
100 0 100 200 300 400 500 meters
SCALE 1:10,000
1300
Date: Oct 10, 2003

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Additional Drill Results from the Northeast Zone at Mount Polley

Vancouver (October 20, 2003) - Imperial Metals Corporation (III:TSX) reports that diamond drill holes WB03 07 and WB03 08 intersected significant intervals of copper, gold and silver, including 204.1 meters grading 1.02% copper, 0.40 g/t gold and 7.31 ppm silver in WB03 07.

The intervals from these holes are provided in the following table, together with previously reported results from the recently completed 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71
WB03 07	13.40	-	217.50	204.10	1.02	0.40	7.31
including	13.40	-	126.30	112.90	1.72	0.56	12.33
WB03 08	7.30	-	81.10	73.80	0.98	0.31	8.04

Assays for the remaining holes drilled in the Northeast Zone are expected over the next few weeks. Meanwhile trenching continues. Imperial will a commence a minimum 60 hole diamond drill program in the Northeast Zone once all assays are received from the first round of drilling.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com